Exhibit 99.1

EXECUTION VERSION

AMENDMENT TO THE SECURITIES PURCHASE AGREEMENT

This Amendment to the Securities Purchase Agreement, dated as of August 17, 2026 (this “Amendment”), is entered into by and among Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), and the Investors. Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Securities Purchase Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Company and the Investors have entered into a securities purchase agreement dated July 31, 2026 (the “Securities Purchase Agreement”);

WHEREAS, in accordance with the terms of Section 13.5 of the Securities Purchase Agreement, the Company and the Investors desire to enter into this Amendment (together with the Securities Purchase Agreement, the “Amended Securities Purchase Agreement”) to amend the Securities Purchase Agreement further as set forth herein to modify certain terms and conditions of the Securities Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. AMENDMENT TO THE SECURITIES PURCHASE AGREEMENT

1.1.	Section 2.22 of the Securities Purchase Agreement

“2.22 “PIPE Unit” or “PIPE Units” means the units of the Company’s securities to be issued and sold to the Investors pursuant to this Agreement in the amounts set forth in Schedule I-A and Schedule I-B or any applicable supplemental closing schedule, with each Unit consisting of (i) one PIPE Class A Ordinary Share and (ii) one Warrant to purchase one Class A Ordinary Share.

For the avoidance of doubt, each PIPE Class A Ordinary Share and Warrant will be issued separately but must be purchased together as a unit. The PIPE Units are being used solely as a convenient description of the bundle of securities purchased by the Investors. No separate security designated as a PIPE Unit shall be issued.”

1.2.	Sections 4.1 to 4.6 of the Securities Purchase Agreement shall be deleted in its entirety and replaced as follows:

“4.1.Sale and Issuance of PIPE Units.

(a)	Subject to the terms and conditions of this Agreement, each Investor agrees to purchase, and the Company agrees to issue and sell to such Investor, the respective number of PIPE Units (the “Respective Number of PIPE Units”) set forth opposite such Investor’s name on Schedule I-A and Schedule I-B hereto. Each PIPE Unit shall consist of (i) one PIPE Class A Ordinary Share and (ii) one Warrant to purchase one Class A Ordinary Share (each, a “Warrant Share,” and collectively, the “Warrant Shares”). At the Closing, the Company shall issue and deliver to each Investor the PIPE Units set forth opposite such Investor’s name on Schedule I-A (the “First Release”). The Company shall issue and deliver to each Investor the PIPE Units set forth opposite such Investor’s name on Schedule I-B upon satisfaction of the conditions set forth in Section 4.3(b) (the “Second Release”).

(b)	The Second Release shall not be issued unless and until the conditions set forth in Section 4.3(b) have been satisfied; provided that no additional consideration shall be required from any Investor in connection with the issuance of the Second Release.

4.2	Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place remotely via exchange of documents on August 17, 2026, or such other date as the Parties may mutually agree in writing (the “Closing Date”), subject to satisfaction or waiver of the conditions set forth herein. At the Closing, (i) the Investors shall make the Bitcoin contribution contemplated by Sections 4.4 and 4.5, and (ii) the Company shall issue and deliver the PIPE Units as set forth in Schedule I-A comprising the First Release to the applicable Investors, subject to the Company having sufficient authorized but unissued Class A Ordinary Shares available to issue all PIPE Class A Ordinary Shares comprising the First Release and compliance with applicable Nasdaq rules.

4.3	Issuance of PIPE Class A Ordinary Shares and Warrants.

(a)	At the Closing, the Company shall issue and deliver to each Investor the PIPE Units set forth opposite such Investor’s name on Schedule I-A.

(b)	Subject to receipt of Shareholder Approval for effectiveness of an increase in the Company’s authorized share capital sufficient to permit the issuance of the PIPE Class A Ordinary Shares set forth on Schedule I-B, the Company shall issue and deliver to each applicable Investor the PIPE Units set forth opposite such Investor’s name on Schedule I-B within thirty (30) days following the Closing, or such later date as may be mutually agreed in writing by the Company and the applicable investors.

(c)	The issuance of the Second Release shall not require the execution of any additional purchase agreement, the satisfaction of any conditions other than those expressly set forth in Section 4.3(b), or the delivery or bring-down of any representation or warranty, and shall be effected automatically pursuant to this Amendment upon satisfaction of the conditions set forth in Section 4.3(b). The obligations of the Company and the Investors with respect to the Second Release shall survive the Closing and shall not be affected by Article X. For the avoidance of doubt, the Second Release shall not constitute a separate PIPE transaction, separate closing or separate payment tranche, but shall constitute a deferred issuance obligation of the Company with respect to PIPE Units for which the Aggregate Purchase Price has been fully paid at the Closing.

4.4	Purchase Price.

(a)	The purchase price per PIPE Unit shall be $0.35. The aggregate purchase price payable by the Investors for the PIPE Units to be purchased pursuant to this Agreement shall be $154,700,000 (the “Aggregate Purchase Price”).

(b)	The Aggregate Purchase Price shall be fully satisfied at the Closing by the contribution by the Investors of an aggregate of 2,380 Bitcoin to the wallet account designated by the Company. For purposes of determining the number of Bitcoin to be contributed, Bitcoin is valued at US$65,000 per Bitcoin (the “Bitcoin Reference Price”), which price was determined by the parties with reference to the prevailing market prices for Bitcoin as of July 30, 2026. For the avoidance of doubt, upon receipt by the Company of the aggregate Bitcoin contribution of 2,380 Bitcoin at the Closing, the Aggregate Purchase Price shall be deemed fully paid and satisfied in respect of all PIPE Units contemplated by this Agreement, including both the First Release and the Second Release.

(c)	The Respective Number of PIPE Units, aggregate purchase price, Bitcoin contribution and number of PIPE Class A Ordinary Shares attributable to each Investor in respect of the First Release and the Second Release are set forth opposite such Investor’s name on Schedule I-A and Schedule I-B, respectively.

4.5	Form of Payment; Delivery. On or prior to the Closing Date, each Investor shall transfer to the wallet account designated by the Company such Investor’s full Bitcoin contribution in respect of all PIPE Units subscribed for by such Investor, as set forth on Schedule I-A and Schedule I-B.

4.6	Deliveries.

(a)	On or prior to the Closing Date, subject to the conditions precedent in Article VIII, the Company shall deliver or cause to be delivered to each Investor the following:

(i)	this Agreement duly executed by the Company;

(ii)	a copy of the irrevocable instructions to the Transfer Agent, upon the Closing and receipt by the Company of the aggregate Bitcoin contribution of 2,380 Bitcoin in full satisfaction of the Aggregate Purchase Price, instructing the Transfer Agent to deliver evidence of the issuance of such Investor’s PIPE Units comprising the First Release hereunder as held in DRS book-entry form by the Transfer Agent and registered in the name of such Investor and bearing such legends and restrictions as are required under applicable securities laws and this Agreement, which evidence shall be reasonably satisfactory to such Investor;

(iii)	the Company’s board of directors’ approval of entering into this Agreement and consummating the transactions contemplated herein.

(b)	Promptly following satisfaction of the conditions set forth in Section 4.3(b), the Company shall deliver or cause to be delivered to each Investor evidence of the issuance of such Investor’s PIPE Units comprising the Second Release as held in DRS book-entry form by the Transfer Agent and registered in the name of such Investor and bearing such legends and restrictions as are required under applicable securities laws and this Agreement.

(c)	On or prior to the Closing Date, subject to the conditions precedent in Article IX, each Investor shall deliver or cause to be delivered to the Company the following:

(i)	this Agreement duly executed by such Investor; and

(ii)	the aggregate Bitcoin contribution attributable to such Investor’s First Release and Second Release, as set forth on Schedule I-A and Schedule I-B.”

1.3.	Section 7.6 of the Securities Purchase Agreement shall be deleted in its entirety and replaced as follows:

“7.6 Shareholder Approval. If any shareholder approval is required under applicable law (including the Companies Act (Revised) of the Cayman Islands), the Company’s Amended and Restated Memorandum and Articles of Association or the rules of the Principal Trading Market in connection with the transactions contemplated hereby, including the reservation and issuance of the PIPE Class A Ordinary Shares, the reservation and issuance of the Warrant Shares, any increase to the Company’s authorized share capital to allow the issuance of any PIPE Class A Ordinary Shares and/or Warrant Shares, and any amendment to the Company’s Amended and Restated Memorandum and Articles of Association, and the appointment, election, removal or replacement of directors contemplated by this Agreement, the Company shall use commercially reasonable efforts to obtain such Shareholder Approval as promptly as practicable and the Investors have agreed to vote in favor of the Shareholder Approval.”

1.4.	Schedule I to the Securities Purchase Agreement shall be deleted in its entirety and replaced by the Schedule I-A and Schedule I-B hereto.

SECTION 2. GENERAL PROVISION

2.1. Miscellaneous. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission. The terms, agreements and provisions of Article XIII of the Securities Purchase Agreement shall apply to this Amendment, as applicable.

2.2 Securities Purchase Agreement in Effect. Except as specifically and explicitly provided for in this Amendment, the Securities Purchase Agreement shall remain unmodified and in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

COMPANY: ZHIBAO TECHNOLOGY INC.

By:
Name:	Botao Ma
Title:	Chief Executive Officer

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year set forth above.

Investor:

Name of Investor

Signature of Investor or Authorized Signatory

Name and Title of Authorized Signatory

Address for notices

Schedule I-A

First Release Investors

Schedule I-B

Second Release Investors